EXHIBIT A

Ceragon Networks Ltd. Announces Exercise and Closing of Underwriters’ Option

TEL AVIV, Israel, December 12, 2007 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high capacity wireless backhaul solutions, announced today the issuance of an additional 990,000 ordinary shares as a result of the exercise of the option to purchase additional shares granted to the underwriters as part of its recent follow-on public offering of 6,600,000 ordinary shares (including 600,000 shares sold by a selling shareholder). The issuance increases the total shares issued and sold by the company to 6,990,000, with proceeds to the Company of approximately US $88.3 million, after deducting underwriting discounts and commissions and estimated offering expenses. The closing of the follow-on offering occurred on November 14, 2007 and the closing of the additional shares occurred on December 11, 2007.

Banc of America Securities LLC and Lehman Brothers acted as the joint book-running managers for the offering. CIBC World Markets and Jefferies & Company acted as co-managers.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com.

Investor Contact:	Company Contact:
Vered Shaked	Yoel Knoll
Ceragon Networks Ltd.	Ceragon Networks Ltd.
+972-3-645-5513	+972-3-766-6419
U.S. (201) 853 0228	yoelk@ceragon.com
ir@ceragon.com